UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR
|_| Form N-CSR
For Period Ended: December 31, 2014
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
JACK HENRY & ASSOCIATES, INC.
Full Name of Registrant

____________________________
Former Name if Applicable

663 Highway 60, P.O. Box 807,
Address of Principal Executive Office (Street and Number)

Monett, MO
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Jack Henry & Associates, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended December 31, 2014 within the prescribed time period because management of the Company, as well as our independent registered public accounting firm, Deloitte and Touche LLP (“Deloitte”), is in the process of re-evaluating the Company's fiscal 2014 accounting for revenue recognition policies. We will not file our Quarterly Report on Form 10-Q for the three months ended December 31, 2014 until that re-evaluation is completed.

Management of the Company and Deloitte re-evaluated our internal control over financial reporting related to our revenue recognition for certain of our Software License Maintenance and Service Agreements in fiscal 2014. The Company's management then concluded that material weaknesses existed in those areas and that, therefore, internal control over financial reporting and disclosure controls and procedures were not effective as of June 30, 2014. Similarly, management has concluded that because those same material weaknesses had not yet been remediated by September 30, 2014, our disclosure controls and procedures continued to be ineffective as of that date. These same material weaknesses have also not yet been remediated.

The Company expects to file its Quarterly Report on Form 10-Q for the three months ended December 31, 2014 as soon as practicable. The Company presently expects that the filing will be delayed for a period of two to four weeks. The Company does not expect any material changes to the financial results disclosed in the Company's earnings release dated February 3, 2014.

PART IV - OTHER INFORMATION
(1)     Name and telephone number of person to contract in regard to this notification.

Kevin D. Williams (417) 235-6652 (Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). | X | Yes | | No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | | Yes | X | No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Jack Henry & Associates
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 9, 2015	/s/ Kevin D. Williams
Kevin D. Williams
Chief Financial Officer and Treasurer